INVESTMENT LAW GROUP

OF GILLETT, MOTTERN & WALKER, LLP

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

July 20, 2010

Mr. Mark P. Shuman

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549-7010

Re: American Restaurant Concepts, Inc.

Registration Statement on Form S-1

Amendment No. 4

File No. 333-161792

Dear Mr. Shuman:

We have filed on EDGAR the above Amendment No. 4.    As requested by your letter dated May 21, 2010, the Amendment No. 4 includes audited financial statements for fiscal 2009, and unaudited financial statements for the three months ended March 28, 2010.  The filing is tagged to show changes from Amendment No. 3 in accordance with Rule 310 of Regulation S-T.

Please feel free to contact me in the event you have any further questions regarding the filing.

Very truly yours,

INVESTMENT LAW GROUP OF GILLETT, MOTTERN & WALKER, LLP

/s/ Robert J. Mottern

Robert J. Mottern, Esq.

Encl.

Cc:

Michael Rosenberger

James Robert Shaw

William Uniak

Tom Ridenour